

July 6, 2012

Via E-mail
David Bailey
President, Chief Executive Officer
Avra Inc.
Exchange, Ocho Rios, P.O.
St. Anna, Jamaica, West Indies

> **Re:** **Avra Inc.**
> **Registration Statement on Form S-1**
> **Filed June 14, 2012**
> **File No. 333-182130**

Dear Mr. Bailey:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update the financial statements pursuant to Rule 8-08 of Regulation S-X.

2. We note that you have a limited operating history with no history of revenues and tangible assets consisting solely of cash. Rule 12b-2 of the Exchange Act defines a "shell company" as a registrant that has "nominal operations" and "assets consisting solely of cash and cash equivalents and nominal other assets." Based on your nominal operations and assets, it appears that you are a shell company as defined in Rule 12b-2 of the Exchange Act. Please revise your disclosure throughout your prospectus to prominently identify the company as a shell company and caution investors as to the highly illiquid nature of an investment in the company's shares. Further, revise your disclosure throughout your prospectus, including providing appropriate risk factor disclosure, to make clear that resales are not permitted under Rule 144(i) until 12 months after the company is no longer considered a shell company.

3. Please revise your disclosure, including in your Plan of Distribution section, to identify your selling shareholders as underwriters throughout your prospectus. We believe that because your company is a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters. Please reference SEC Release 33-8869 (2007). The Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in a shell company's securities. Also, because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering.

4. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

    *   Describe how and when a company may lose emerging growth company status;

    *   Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    *   State your election under Section 107(b) of the JOBS Act:

        o   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

        o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

    In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

5. We note that a Mr. George Luis Feliz Martinez signed your Articles of Incorporation and Bylaws filed as exhibits to the Form S-1. In addition, we note Mr. Martinez is listed as your President and Secretary in the charter documents, however there is no reference to

Mr. Martinez in the prospectus. Please discuss your current relationship with Mr. Martinez and, if applicable, identify Mr. Martinez as a promoter as that term is defined in Rule 405 of Regulation C. Please also consider whether disclosure pursuant to Items 401(g) and 404(c) of Regulation S-K is applicable to Mr. Martinez.

6. Please tell us whether you have any plans or intentions to merge this company with an operating company. If so, provide appropriate disclosure pursuant to Rule 419 of the Securities Act in the prospectus

7. We note disclosure in the prospectus that you issued 18,332,800 common shares to "various investors" for proceeds of $36,666 on January 31, 2012. We also note your disclosure that on February 27, 2012 the 41 selling shareholders acquired the 19,597,800 common shares being registered for resale in this offering. Finally, we note that on December 1, 2011 you issued 27,500,000 common shares to David Bailey for proceeds of $5,500. This would mean you have at least 64,430,600 common shares outstanding. However, we note your disclosure that as of June 14, 2012, you had 47,097,800 shares of common stock issued and outstanding. Please advise.

Prospectus Summary, page 5

8. Please revise your disclosure throughout the prospectus to clearly inform readers that you are only beginning to form your company and you have yet to begin operations. Also, revise your disclosure in this section to discuss the amount of financing you will need in the next 12 months to begin operations. Finally, please disclose in the prospectus summary that your sole officer and director does not have any significant training or experience in the sales and distributions of electronics. We note your risk factor disclosure on page 12.

9. Revise your disclosure to discuss why the company is becoming a reporting company in light of the fact that the proceeds from the underlying Regulation S offering did not result in funds necessary to begin business operations, pay the costs of the offering, and meet the costs of legal reporting requirements.

The Offering, page 6

10. Revise to disclose that you are offering 100% of your outstanding shares held by non-affiliates for resale pursuant to this registration statement.

Risk Factors, page 8

11. We note disclosure in your prospectus that you have "secured a relationship" with a Chinese based manufacturer of Smart TV boxes. Please clarify your disclosure that you have "secured a relationship." Describe the specifics of the relationship, disclosing whether you have entered into any distribution agreements and identifying the Chinese

based manufacturer. If you have entered into any agreements with the Chinese based manufacturer, please file copies of the agreements as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K. Further, please provide appropriate disclosure here and in your business section discussing the risks of doing business or conducting operations in China. For example, discuss risks or uncertainties for acquiring any necessary permits or licenses, challenges to protecting intellectual property and regulations affecting foreign-based businesses operating in China.

Because there is no public trading market for our common stock, you may not be able to resell your shares, page 13

12. Please revise your disclosure to explain the requirements that you currently do not meet to be quoted on the OTCBB. Further, please revise your disclosure in the prospectus to state that your common stock will be quoted on the OTCBB, rather than listed.

Selling Security Holders, page 17

13. Revise your disclosure in the heading of the second column to the selling security holder table to clearly state that the column represents the percentage of the selling security holders' shares as compared to the issued and outstanding shares as of the most recent applicable date.

Description of Business, page 25

Products, page 27

14. Please clarify the purpose and significance of the artwork in your prospectus, most notably the artwork of Apple TV's set top box on page 27.

Distribution and Marketing, page 31

15. We note your reference to "Avra Corp." on page 31. Please advise.

16. Revise your disclosure to identify your website. We note your disclosure on page 32 stating that you plan to sell products via your own website.

Directors and Officers, page 38

17. We note your disclosure on page 38 that "we appointed [Mr. Bailey] to our board of directors due to his passion for our Smart TV business." Clarify who appointed Mr. Bailey to the board of directors and identify the founder[s] of your company. Please consider whether disclosure pursuant to Items 401(g) and 404(c) of Regulation S-K is applicable to the founder[s] of your company.

Certain Relationships and Related Transactions, page 43

18. We note your disclosure on page 43 that you issued 27,500,000 common shares to David Bailey on December 1, 2010. However, we note disclosure elsewhere in the prospectus that you issued 27,500,000 shares to Mr. Bailey on December 1, 2011. Please advise or revise.

Signatures, page 51

19. Please revise to have your controller or principal accounting officer sign the registration statement in that capacity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Cascarano, Staff Accountant at (202) 551-3376, or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Gregg Jaclin, Esq.